Exhibit 99.2

707 Cayman Holdings Limited Announces Closing of $10.0 Million Initial Public Offering

HONG KONG, June 10, 2025 (GlobeNewswire) –707 Cayman Holdings Limited (“707” or the “Company”) (Nasdaq: JEM), a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions, today announced the closing of its previously announced initial public offering (the “Offering”) of an aggregate 2,500,000 ordinary shares at a public offering price of $4.00 per share for total gross proceeds of $10.0 million, before deducting underwriting discounts and offering expenses. The Company sold 1,750,000 ordinary shares and selling shareholders sold an aggregate of 750,000 ordinary shares. The Company did not receive any proceeds from the sale of shares by the selling shareholders.

The shares began trading on the Nasdaq Capital Market on June 9, 2025, under the ticker symbol “JEM.” The Company received aggregate net proceeds of approximately $5.2 million, after deducting discounts, expenses and expense allocations. The Company plans to use proceeds of the Offering for (i) potential acquisitions of brands and/or licensing of new brands for distribution and sale; (ii) branding and marketing; (iii) hiring additional staff and building its sales and marketing team; (iv) revamping its website and building a new mobile app; (v) digitalization of systems through investment in software such as enterprise resource planning and human resource management; (vi) repayment of interest free loans, and (vii) for working capital and general corporate purposes.

Bancroft Capital, LLC acted as sole underwriter for the Offering. Troy Gould PC acted as U.S. legal counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as U.S. legal counsel to Bancroft Capital, LLC.

This Offering was being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-281949), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on June 9, 2025. The Offering of the securities was made only by means of a prospectus forming part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting Bancroft Capital, LLC, 501 Office Center Drive, Suite 130, Fort Washington, PA 19034, Attention: Jason Diamond or email: investmentbanking@bancroft4vets.com or by telephone at 484-546-8000.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited is a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East. Our customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events, including but not limited to, the Company’s proposed Offering. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Underwriter Contact:

Bancroft Capital, LLC,

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

Email: investmentbanking@bancroft4vets.com